Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Crown Castle International Corp.

We consent to the incorporation by reference in the Registration Statement (no. 333-67379) on Form S-8 of Crown Castle International Corp. of our report dated June 24, 2009 with respect to the statements of net assets available for benefits of the Crown Castle International Corp. 401(k) Plan as of December 31, 2007 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008, which report appears in the December 31, 2008 Annual Report on Form 11-K of the Crown Castle International Corp. 401(k) Plan.

/s/ KPMG LLP
Pittsburgh, Pennsylvania
June 24, 2009